______________________________________________________________________________________________________________________________________________________________
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

X	ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______
Commission file number	0-15423

BANCTRUST FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Alabama	63-0909434
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
100 St. Joseph Street, Mobile, Alabama (Address of Principal Executive Offices)	36602 (Zip Code)
(251)431-7800 (Registrant's telephone number, including area code)

______________________

BancTrust Financial Group, inc.
employee savings & profit sharing plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Banctrust Financial group, inc.
employee savings & profit sharing plan

December 31, 2002 and 2001

Table of Contents

		Page
Independent Auditors' Report		1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001		2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001		3
Notes to Financial Statements		4
Supplemental Schedule
Schedule I:	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2002	8

All other schedules are omitted because there is no information to report.

Independent Auditors' Report

The Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 6, 2003

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
	2002	2001

Cash and cash equivalents	$4,315	145
Investments, at fair value:
Mutual funds	9,267,751	10,290,818
Money market funds	461,436	332,598
Common stock	303,352	208,471
Total investments	10,032,539	10,831,887
Receivables:
Employer contributions receivable	291,235	253,391
Employee contributions receivable	21,648	19,182
Accrued income receivable	3,731	2,907
Total receivables	316,614	275,480
Net assets available for benefits	$10,353,468	11,107,512

See accompanying notes to financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Contributions:
Employer	$506,716	478,160
Employee	485,363	468,155
Investment income (loss):
Interest and dividends	275,607	465,284
Net depreciation in fair value of investments	(1,430,778)	(482,996)
Net investment loss	(1,155,171)	(17,712)
Benefits paid to participants	(590,952)	(479,520)
Net increase (decrease)	(754,044)	449,083
Net assets available for benefits:
Beginning of year	11,107,512	10,658,429
End of year	$10,353,468	11,107,512

See accompanying notes to financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

The following description of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by BancTrust Financial Group, Inc., formerly South Alabama Bancorporation, Inc. (the Company), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.

The Plan is available to all employees of the Company and its subsidiaries having at least one year of service and being 21 years of age or older. In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Administration

The Plan's assets are held by and the Plan is administered by South Alabama Trust Company (the Trustee), a subsidiary of the Company.

(c) Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions. Additional amounts may be contributed at the option of the Company's board of directors.

(d) Participant Accounts

Individual participant accounts are maintained to reflect the participant's contributions and earnings or losses thereon and employer matching contributions and allocated earnings or losses thereon, and employee profit sharing and allocated earnings or losses thereon.

Allocations are based on the participant's investment earnings or losses base multiplied by the calculated rate of return for the separate investments.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e) Forfeitures

Forfeitures are used to reduce employer contributions during the year. For the years ended December 31, 2002 and 2001, forfeited accounts totaled $8,795 and $15,993, respectively.

(f) Vesting

A participant becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant's sixty-fifth birthday or upon death or termination of employment due to disability.

Participants are immediately vested in their voluntary contributions and earnings or losses thereon Vesting in the remainder of their account is based on years of credited service. Prior to January 1, 2002, participants became 100% vested after five years of credited service with no vesting before five years of credited service. Effective January 1, 2002, the vesting period was changed to three years.

(g) Investment Options

Participants may direct their contributions, and any related earnings thereon into various investment options including money market funds, mutual funds, or Company stock. The underlying assets of mutual funds are invested in publicly traded equity, debt, and other securities options.

(h) Distributions

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance.

(i) Participant Loans

Participant loans are not permitted by the Plan.

(j) Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

(c) Valuation of Investments

Cash equivalents are stated at cost, which approximates fair value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d) Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold or held during the year. Purchases and sales of securities are recorded on a trade-date basis.

(e) Benefit Payments

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants become 100% vested in their account balances.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4) Investments

The fair value of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

2002
	Washington Mutual Investors Fund	$2,367,925
	American Balanced Fund	1,789,093
	Fundamental Investors Fund	1,100,233
	AMCAP Fund	1,056,561
	Capital Income Builder Fund	946,522
	New Perspective Fund	861,770
	Bond Fund of America	564,804
2001
	Washington Mutual Investors Fund	$2,800,310
	American Balanced Fund	1,971,394
	AMCAP Fund	1,283,525
	Fundamental Investors Fund	1,243,327
	Capital Income Builder Fund	1,000,310
	New Perspective Fund	907,798
	Bond Fund of America	555,672

During the years ended December 31, 2002 and 2001, the Plan's investments appreciated (depreciated) in fair value as follows:
Fair value as determined by quoted market value:	2002	2001
Mutual funds	$(1,458,456)	$(491,509)
Common stock	27,678	8,513
	$(1,430,778)	$(482,996)

(5) Related Party Transactions

The Trustee, South Alabama Trust Company, Inc., acts as trustee, custodian, and recordkeeper of the Plan. The Trustee is a subsidiary of the Company. Additionally, at December 31, 2002 and 2001, the Plan owned $303,352 (27,329 shares) and $208,471 (21,079 shares), respectively, in Company stock.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 10, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:
Net assets available for benefits:		2002	2001
Per financial statements		$10,353,468	$11,107,512
Per Form 5500		10,349,737	11,104,430
	Difference	$(3,731)	$(3,082)

The difference between amounts reported in the Plan's statement of net assets available for benefits as of December 31, 2002 and 2001 and Form 5500 is related to accrued interest and dividends receivable and unallocated cash, which were not recorded in the Plan's Form 5500.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan

By: South Alabama Trust Company, Inc. As its Plan Administrator and Trustee
/s/Dan Britton
Dan Britton
Date: June 30, 2003	As its President

		Schedule I
BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002
Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value

Federated U.S. Treasury	Federated U.S. Treasury #59	$5,858
Federated U.S. Treasury	Federated U.S. Master Trust #18	16
Federated Money Market	Federated Money Market #92	455,562
	Total money market funds	461,436
The American Funds	AMCAP Fund	1,056,561
The American Funds	American Balanced Fund	1,789,093
The American Funds	Bond Fund of America	564,804
The American Funds	Capital Income Builder Fund	946,522
The American Funds	Fundamental Investors Fund	1,100,233
The American Funds	New Perspective Fund	861,770
The American Funds	Washington Mutual Investors Fund	2,367,925
The American Funds	Euro Pacific Growth Fund	67,001
Federated Investors	Federated Kaufman Fund Class A #66	66,060
Federated Investors	Federated Growth Strategy Fund Class A #48	48,834
T.Leaveli & Associates, Inc.	Government Street Equity Fund	194,922
T.Leaveli & Associates, Inc.	Government Street Bond Fund	172,987
PBHG Funds	PBHG Tech and Communications Fund	31,039
	Total mutual funds	9,267,751
*BancTrust Financial Group, Inc.	Common stock, 27,329 shares	303,352
	Total investments	$10,032,539
*Represents a party-in-interest.
See accompanying independent auditors' report.